Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FINAL TRANSCRIPT

MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

Event Date/Time: Mar. 16. 2005 / 1:30PM ET

FINAL TRANSCRIPT

Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

CORPORATE PARTICIPANTS

JoAnn Reed

Medco Health Solutions - CFO

Joel Kimbrough

Accredo Health - CFO

CONFERENCE CALL PARTICIPANTS

Kemp Dolliver

SG Cowen - Analyst

PRESENTATION

Kemp Dolliver - SG Cowen - Analyst

Kemp Dolliver with SG Cowen. Welcome to the Medco Health Solutions session which will now be known as the CFO squared session to follow on the theme of our lunch panel. From Medco today we have JoAnn Reed, Chief Financial Officer; Rob Epstein, Vice President of Medical Affairs and Chief Medical Officer; Susan Cramer of Investor Relations; and then we also have from Accredo Health, Joel Kimbrough, who is Chief Financial Officer. JoAnn?

JoAnn Reed - Medco Health Solutions - CFO

Thank you, Kemp, and good afternoon everyone. It’s a delight to be here with you all. I’d like to take a moment to go through our forward-looking statements disclaimer. You know that our presentation here may touch on some forward-looking items which may prove not to come true or may prove to be exactly as we go through the presentation with you. But I would caution you about any of these forward-looking statements and we have just recently released our 10-K and you can find all the risks that would lie out there around our business model. So I would suggest that you look at any of the risks that are contained in our 10-K in order to feel more comfortable with what I have to say.

It’s been a great year for Medco in terms of 2004 and I think if you look at us over the last two years, you see that we have driven a lot to come up with the financial success that we were able to report for 2004. What we’ve looked at historically are three different stages of our development. The first was to make sure that we had our foundation straight. So here you can see in terms of the pyramid the independence that we achieved from Merck. We left Merck based on a spin out in 2003 and have operated independently of them since then.

Also while we were operating as a wholly-owned subsidiary of Merck, we did operate under an independent policy. So there was no sharing of financial information back and forth in terms of Merck related to our PBM agreements with our contract holders which is basically pharma as well as our clients. And then Merck of course could not share any financial information with us in terms of their dealings with the other PBMs. So we did operate independently but more importantly since the spinout, we have been totally independent of them. We treat them as a pharmaceutical manufacturer like we treat all our other partners.

The next thing that we looked at was strong financial performance. I think based on what you saw from us in 2004, we made a lot of strides and the biggest pieces there of course are increasing our mail penetration rates as well as increasing our generic dispensing rate. That helped us to achieve not only operational efficiencies but the bottom-line results that you saw from us.

Another change that we wound up implementing and this was after the arrival of Dave Snow, our Chairman, President and CEO, March 31 of 2003 is that he felt the Company needed to focus more on a client-facing organization. We achieved that during the early part of 2004 and are well-positioned in terms of 2005. We operated in terms of four different client facing

FINAL TRANSCRIPT

Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

organizations and rather than have the silos where you had all the functional areas independent, we have all the functional areas contained within each of the customer focus groups.

Another area that we had heard about historically was some of the service and reliability issues that we had to look at. In terms of changes that we made, we have established a good software staging environment. Since most of our client work is really done in terms of the technology, this has (technical difficulty) to wind up fixing.

We had heard in 2004 that one of the clients that had left us, left us really because of the software development and the lack of testing. So we shored at the whole operation to become a real good QA (ph). We looked at reliability and we have a reliability committee that looks at every single piece of software, goes through the testing process and prior to the implementation of that software is fully tested and operational. If you look at ‘04 and ‘05, all the software changes that we made to our system were done flawlessly. So it’s been a great change in terms of that.

Legal, we’ve had a lot of legal issues to deal with over the last couple of years. I think we made a lot of improvements in terms of 2004 on these issues. You heard that we did settle with the State AGs for less than — for about $1 million for each of the 20 State AGs that we settled with and we are well on our way to mitigating the whole climate.

In terms of our drug trend, we made a significant amount of improvements in our drug trend continuing to have a declining line there and we were able to achieve an 8.5% drug trend rate in 2004. This is something our clients really look to us to do in that they want us to decrease their drug bill as much as possible.

I’m going to go through the innovative stage that we have earmarked for 2004 and forward and then I’m sure most of you are interested in our position on Medicare as well as specialty with the announced acquisition of Accredo. So I will spend a little bit more time there as well as Joel.

Lastly, we would like to get to the top of the pyramid where our clients as well as prospects look at us as the undisputed brand of choice. And here we want to make sure when you talk about a prescription benefit management company that Medco always comes to mind. We already know that we are the most transparent out there. We have been told by one of the state AGs that we settled with that we are the gold standard in terms of that arena and we hope to continue that process as we go forward.

What happened in 2004? We had a real success in terms of the Medicare Discount Card Program. We enrolled over a million enrollees. This is a great program in terms of offering significant discounts to the individuals. And in 2005 we will try to spend more and more time increasing the mail penetration rates which is really where we make more of our money.

In terms of customer service, we were ranked four years in a row now by WilsonRx as being the number one in terms of satisfaction for customer service. This is a great accolade for us and it shows that the service changes that we’ve made are really paying off.

We were the first PBM to win the Ernest Codman Award and this was for reducing medication errors. We believe based on the Six Sigma quality that we have out in our mail service pharmacies that we’ll continue to have the best quality rates out there. And that is a real good selling point because our number one concern of course is patient safety.

In terms of our network of pharmacies, we’ve earned a perfect score of accreditation application and this was from JCAHO. The Web site, we’re ranked number five now in terms of the Fortune 100 and this was based on customer respect group analyzing our business and our website model.

Lastly, in terms of the health-care companies of Fortune companies in America, we were ranked the most admired Company here for health care. So this was an award that we just received in terms of recognition for February of 2005.

FINAL TRANSCRIPT

Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

In terms of the financial results we had 2004, we left the year with $35 billion in revenue, only a 3% increase, but more importantly you can see what happened in terms of our mail-order prescription volume. We closed here at 87.7 million Rx’s, and that was a 12% increase. What we did there is we signed more and more of our plans up to our mail-service advantage program thereby moving some of our volume. And then in terms of the business that we did lose it was primarily retail which is why on average we only had a 3% increase in our revenue.

In terms of our net income, we’re at 482 million, a 13% growth rate compared to 2003. EBITDA continues to improve over time and you can see here we were at $1.2 billion, a 20% improvement over 2003. We look at that really on an adjusted prescription basis and we delivered a $1.83, which was a 22% growth rate.

Lastly in terms of the diluted earnings per share and this is after excluding the intangible assets related to the Merck push down accounting, we were at $2.14 for 2004, a 21% growth rate over 2003.

In terms of some of the dealings that we had with our clients, 2004 for us was a real record year in that we were able to renew $21 billion. And this was based on the focus that we had in terms of our customer groups in making sure we achieved significant amount of renewal rates. One of the large clients that we did renew in 2004 of course was UnitedHealth Group. They make up about 18% out our revenue.

We also had significant growth opportunities that helped the Company in 2004 primarily in mail, generics and specialty pharmacy. And we will talk a little bit about that in a few slides from now. In terms of getting ready for Medicare Part D, we have announced that we will be a National PDP and we’re getting ready to implement that not only as a National PDP but in support of our house plans and employer groups.

Lastly we left the year with a very strong balance sheet. We had a significantly high cash flow from operations and will continue to look at that in terms of an important measure for the Company on a going forward basis.

One of the things that I’m often asked about is our rebates. And in this slide you can see our gross margins continue to increase over time and we wound up ending 2004 with an average of a 4.9% return on gross margin. You can see in terms of the green line the contribution that generic dispensing rates made to us. We started out 2001 with 38.5% generic dispensing rate. We were able to move that to 46% because of all of the great generic products that were available for the Company in 2004. This helps us in terms of improving our profitability. It helps our clients in terms of saving money and it helps the individual members because they pay a lower co-pay.

In terms of the retention rates, when you’re adjusting mail-service penetration rates, you can see what’s happened here. We went from a 34% mail penetration rate up to 39% in 2004. And this is primarily due to our mail-service advantage programs. So almost a 5 point improvement over 2003.

Our rebates in 2004 totaled $3 billion, and this was a 1% improvement in 2003. The reason its lower in terms of the overall growth rate is really due to the large number of generics that were available.

In terms of our generic utilization, we’re looking out to the future for great opportunities for the Company. We believe that we will continue to increase the generic dispensing rates and the big year for us will be 2006. We have $11 billion in brand drugs going off patent; Zocor is part of that and we will start to move that from retail over to mail service so that we have the prescriptions in-house so that we can transfer them to the generic Zocor in June of 2006 when that product will be available.

One of the good highlights of this slide is that for every $100 million in brand drugs that we are able to move to the generic, we save our clients 45 million and we make $9 million.

In terms of our mail volume for 2004, we were at 88 million mail service prescriptions. You can see we were higher than our two nearest competitors at 86 million and a nice growth rate over 2003 where we delivered 78 million in health prescriptions. In

FINAL TRANSCRIPT

Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

spite of the federal employees leaving us and they were worth 10 million prescriptions in 2004, we estimate that we will be at 86 million mail prescriptions in 2005. That is due to the new business that we were able to bring on effective 1-1-05; the additional lives that we will bring into the mail service advantage program and you can see that over on the right where we’ve grown that business from 2.2 million lives up to 6.4 as of the first quarter of 2005.

And then lastly the incremental utilization that we’ve seen, particularly available on the mail service side because of the additional discounts that are available to our clients.

In terms of renewals and how we’ve stacked up with our clients, I mentioned $21 billion in renewals in 2004, a record year for the Company. It is showing in terms of the changes that we’re making in that we signed up $2.2 billion in new named accounts for 2005. That is significantly larger than any year we have seen historically.

Lastly, our client satisfaction scores have increased a growth rate of 20% over the prior year. So some of the investments that we made in changing our service deliverables and improving our client services have really been paying off and they showed in the surveys that we’ve taken.

So for 2005 and on a going forward basis now that we have the foundation set in place, we’re going to focus more on our top-line growth and continuing to bring on new name accounts.

In terms of Medicare, we made a significant increase in the lives in the Medicare program. You can see we ended December of ‘04 with 904,000 lives in that program. Right now we are over a million. And we expect on an annual basis that that will contribute about $500 million in spend in 2005. We of course don’t recognize most of the drug spend in our revenue for the Medicare drug discount card program because any of the revenue that is dispensed at retail does not get recognized in revenue. We will have over 10 million prescriptions there.

In terms of the program for 2006, the Medicare part D, we filed in February our notice that we do intend to be a national PDP that the next big day for us will be in June of 2005 where we’re required to submit our bid with our pricing. So we’ve spent a significant amount of time contracting with our pharmaceutical manufacturers’ partners to get us the proper rate of rebates for our clients and for the Company as we do operate as a national PDP.

One of the good things about the regs that have been written already is that Medicaid’s best price will not factor into the part D program so that pharma can offer us a steeper level of rebates that we can pass through to members and clients.

So we’re well on our way but there is a very short time line in terms of the implementation of this entire program. So it will be crunch time for us in 2005 to get everything up and ready for 2006. We have included in our CapEx for 2005 $10 million in spends that will be related to having our systems and files all ready for the reporting and billing requirements to CMS.

In terms of what we’re planning on doing, we expect that — and we’ve already heard from our health plans, some of our health plans, that they will want to be a PDP so we will be more than happy to participate as the PBM inside and support our health plans wherever they need it — our support. That is also true of our employer clients. Most of the retiree population that we have from our employer clients are really bargain units. And therefore they’ve already assessed the prescription drug benefit programs that they have. The biggest one of course was the United Auto Workers. They renewed their labor union contract 1-1-’04 and therefore, they will be covered under the employer PDP.

In terms of specialty, you can see the significant growth rates that we have been able to realize in terms of the lives enrolled and eligible for the program. We reached 29 million members in 2005 in January that are eligible for any of the specialty offerings that we have in our book of business. 576 clients have signed up for this. One of the things that we note about the specialty pharmacy is the significantly high trend rate. It’s about 20% in our book of business compared to 8.5% from the non-traditional. You can see the different areas that we operate in terms of the specialty pharmacy coverage and here we have over 125 drugs

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Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

that we are covering in 23 different therapeutic categories. This includes the drugs that are going our way from the Accredo deal.

We’re very excited about Accredo. We’ve looked at Accredo not only since the strategic alliance has been in place but before that. We are very happy with their model as well as the management of the company and therefore we did announce our definitive agreement to acquire them. We expect in terms of the consideration that it is $43.33 per Accredo share. It will be a mix of $22 in cash and the exchange rate will be .49107. The transaction is valued at $2.2 billion in equity and a total $2.4 billion in enterprise value inclusive of the debt.

We expect the transaction on the equity portion to be tax-free. And we look right now for both shareholder approval of Accredo as well as regulatory approval. And we’re hoping that the deal will actually close in 2005, midyear. And we look like right now we are on track to make that happen.

We were very excited when we looked at the Accredo in the combination that the two companies could bring to the marketplace on a going forward basis. You can see here on a stand-alone basis Accredo was at 1.7 billion in terms of revenue and Medco was at 2.6. The combined Company will have about $4.2 billion in revenue if we had combined for 2004.

So with that, I’m going to turn it over to Joel and he will give you a good view of what Accredo is all about, who they are and what they do and why we value them so highly in terms of being the number one quality Company out there in the specialty market.

Joel Kimbrough - Accredo Health - CFO

Good evening. I’ll take a few minutes and try to acquaint you with Accredo Health for those that may not be familiar with us. You can tell by this wonderful Southern accent we are southern based. We are a Memphis based holding company which provides and was formed in 1990 to provide medication for chronic long-term diseases.

As you can see from this pie chart, we do 21 products. The good news, the bad news about the Accredo is we do very few products but we do a whole lot of them. Revenue cost price has been something on a high-tech side that we have consistently done. The products that we dispense typically have characteristics that are very expensive. Most of the products that we have looked at to date have been at least $8000 per patient per year or higher, but we have in many cases products that exceed $100,000 per patient per year as indicated by hemophilia and some of the other product lines that we serve.

In addition, we have traditionally always served chronic long-term patients, those that require medication, require consistency and compliance needs, high acuity levels that require us to perform a much larger and much higher clinical necessary services than would be for a normalized acute therapy.

As you see on the pie chart here, the largest component (technical difficulty) has been about a third of our revenue comes from the blood derived products. Hemophilia blood clotting factor, IVIG and the Alpha-1 Antitrypsin products made up about 36% of our overall revenue for the last six-month period.

In addition to that, multiple sclerosis, which consists of Avonex, because that is the only product that we serve in the multiple sclerosis arena, consisted of about 16% of our revenue. Now as a result of that, it does not include Tysabri. We did not launch Tysabri due to the fact that Biogen did not have a home they were supporting at the time. However, we have been doing some of the service level components for Biogen for Tysabri but this consists entirely of the Avonex franchise.

Pulmonary arterial hypertension was the member provider of three medications in that class throughout the country; Flolan, Tracleer and Remodulin are all three products that we have served and continue to serve. We also will be launching CoTherix’s

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Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

new drug, Ventavis, hopefully around the first of April which will be the fourth drug in this class moving us to 22 medications within our portfolio.

One of the things I think is unique about Accredo Health that you need to understand is we are actually divided in three distinct companies. Nova Factor, which is a centralized model with 14 medications that we dispense or house is located in Memphis, Tennessee and Charlotte, North Carolina. It is a very centralized dispensing model, very manufacturer centric. It’s where many of our preferred relationships are housed as it relates to what we have with our manufacturers.

Hemophilia Health Services, again a very centralized model. As the name implies is the largest hemophilia provider in the country. We dispense out of Nashville, Tennessee and out of Pittsburgh, Pennsylvania. We include both a nurse and a pharmacist as part of their service team. It is a higher acuity level than that of the Nova Factor; a higher touch model but none the less, one that is very differentiated with the hemophiliac community throughout the country.

And last but not least, Accredo Therapeutics, the newest of our divisions that we formed as we made the acquisition of SPS division of Gentiva in 2002 and is a very decentralized model. It has six product lines, the three pulmonary hypertension products; the two Alph-1 products that we dispense as well as IVIG. Many of these products do require localized service. They are very acute in nature. Flolan is a good example. It has a half-life of about two minutes. As a result of that, our patients do require much more intensive service. We do have these in localized areas so as not only to support the patient, but also to give us a network by where we can serve Medicaid patients in many of the states that do require in-state pharmacy requirement.

You can see from the map here is just kind of where our locations (technical difficulty) — locations again are in Memphis, Nashville, Charlotte and Pittsburgh but we also have 36 satellite pharmacy locations located throughout the country, again to serve the patient populations that do require a much higher level of service and to also comply with many of the Medicaid regulations that are necessary for us to comply as a retail pharmacy in these locations.

The obvious question that has been asked from JoAnn and I all day and many of you throughout part of this is why does this make sense? And why does Accredo and Medco’s combination make sense? For everything that Accredo is, Medco is not and vice versa. It’s a very complementary group of strengths. We are very concentrated, very high touch, have some reimbursement expertise, have very limited access to certain drugs; whereby on the other side of the equation, Medco has a very broad base of clients, a very automated dispensing mechanism.

For those drugs that we do today, most of them are manually picked and packed. One of the things we’re looking forward to is the ability to possibly mechanize some of that. Medco for many of you that haven’t visited their facilities, it’s amazing the automation, amazing at the amount of efficiency they have drawn from that automation and we look very much forward to being able to share in.

Accredo, we have been very manufacturer driven. We have manufacturer solutions. Medco has client plan solutions. So for all of the things that as we interface with the manufacturers, Medco has been interfacing with the customers and ultimately their clients and I think together we have a very good compelling story to go back to with respect to both current and future clients to move many of these medications over to the prescription card side of the business.

Last but not least, if you look at the competitive side of our business, clearly the ability to go out and to sell the overall business to the plan sponsors, primarily the medications that are still in the major medical benefits side of their plans are something that we have been very much accustomed to doing, something that we have learned a lot about over the years as we have entered into this business, and is something I think will make Medco and Accredo as a combined entity a very formidable competitor in this business.

And with that, we’ll let you look at kind of what our drugs look like. These are our 21 medications that we dispense along with the competitors and where they overlap. If you will see here the only two medications that we do not overlap in this space is Prolastin which is as you know maybe — it is a exclusive relationship between Bayer and Express Scripts. But we do have the

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Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

other two more senior generation products in both Zemaira and Aralast, more therapeutically superior. And then last is Zemaira which is really — excuse me, not Zemaira, but Babeska (ph) which is not really a competitive to — competitive drug against Genzyme’s drug, Serrazyme, but really is for a much more acute stage.

So we kept the full-spectrum covered against our competitors, you see the one that has the most clearly — there is Caremark/Advance and a combination but today we still have a broader spectrum of restricted access medications and will together have the largest in the industry.

JoAnn, I will turn it back over to you.

JoAnn Reed - Medco Health Solutions - CFO

Thanks, Joel. So I think you can see why it works for us in terms of offering to acquire Accredo. We spent the last year where we had a strategic alliance agreement with them learning a lot more about the company and the value that we could bring together to the marketplace. We like the management, the integrity of their operations as well as their product offerings and we believe together that we can grow significantly in terms of this space.

So a lot of topline growth opportunities for us on a going forward basis and the thing that we’re happy about is this is in a high margin business. So another growth area for us on a going forward basis. There are a lot of drugs right now in the biotech pipeline and we think by having Accredo as a partner with us on a going forward basis, that we will be able to offer a significant number of these drugs that are in the pipeline. We will have the distribution channel that is required based on the Accredo model but we’ll also have the distribution channel in terms of automation based on the Medco model. So we will be able to look at both products in terms of the availability on a going forward basis.

We want to continue to increase our specialty footprint and we’re looking at expanding the disease states that we’re currently offering. In terms of this acquisition itself, for 2006 we expect that it will be accretive. We’re looking at $40 million in synergies in 2006 alone, 75% of that is coming from operating efficiencies in terms of the expense savings as well as purchase discount adjustments. And then the other 25% from upsell. We will be able to look into both populations and continue to increase our sell-in of specialty pharmacy. So continued opportunities for us in terms of growth for the future.

If you look at the two companies and these are separately because you can’t combine these members because of duplication of revenues among both Medco as well as Accredo, but for 2004, and we’ve adjusted the Accredo numbers even though they are on a fiscal June, year end — we’ve adjusted it to reflect a December year end. We did $35 billion in revenue and had EBITDA $1.2 billion and net income of 482.

When you look at the Accredo financial statements, you’ll see 1.7 billion in revenue, $155 million in terms of EBITDA and $76 million in net income. So we’re very excited about the deal on a going forward basis. We believe the synergies that we’ve identified are real and we will deliver. And we’re looking forward to the middle of 2005 where we can finalize the deal.

So with that, I would say we’re going to be available — Joel, Rob Epstein and myself in the breakout session for any of your further Q&A’s that you might have of us. Thank you.

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Mar. 16. 2005 / 1:30PM, MHS - Medco Health Solutions at SG Cowen & Co. 25th Annual Health Care Conference

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Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Use of Non-GAAP Measures

Medco calculates and uses EBITDA and EBITDA per adjusted prescription as indicators of its ability to generate cash from reported operating results. These measurements are used in concert with net income, and cash flows from operations, which measures actual cash generated in the period. In addition, the company believes that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of the company’s reported net income are significant components of the statements of income, and must be considered in performing a comprehensive assessment of overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Medco’s calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

Medco uses earnings per share excluding amortization expense as a supplemental measure of operating performance. The amortization is associated with intangible assets that substantially arose in connection with the acquisition of Medco by Merck & Co., Inc. in 1993 that were pushed down to Medco’s balance sheet. The company believes that earnings per share excluding amortization of intangibles is a useful measure because of the significance of this non-cash item and to enhance comparability with its peers.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parsons Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.